December 9, 2009

Mr. W. Blake Baird
Chief Executive Officer
Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, CA 94108

     Re: Terreno Realty Corporation
                Registration Statement on Form S-11
                Filed November 10, 2009
                File No. 333-163016

Dear Mr. Baird:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you.

2.   We note that certain executive officers will purchase shares in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

3.   Please revise to fill in all blanks in your next amendment except for pricing information. Also file your remaining exhibits in order to allow the staff sufficient time to review those documents. In this regard, please understand that failure to fill in these terms of the offering or file these exhibits, may delay clearance to the extent that we have comments on your revisions.

4.   Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on are publicly available and were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example, please provide the studies by CBRE Economic Advisors.

Cover page of the prospectus

5.   The cover page should contain only information that is required by Item 501 or that is key to an investment decision. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K and Item 1 of Industry Guide 5.

Prospectus Summary, page 1

6.   Please clearly identify your promoters as Messrs. Baird and Coke in this section. To the extent there are other promoters, please disclose them. Please refer to Item 11(d) of Form S-11.

7.   We note your statement on page 2 that you expect "well-capitalized operators with no legacy issues" to have a competitive advantage is acquiring assets. Please explain what you mean by this statement and clarify, if true, that you intend to leverage your investments.

8.   We note your disclosure on page 2 that "industrial operating fundamentals are expected to improve in the future" and that you "anticipate improvements in the availability rate and a rebound in rent growth when demand ultimately returns." Please discuss these statements in more detail and provide a basis for the statements.

9. Please describe how you define "50 global industrial markets."

Competitive Strengths, page 3

10. You state in the first paragraph that your senior executive officers have 17 years of combined experience at AMB and that Messrs. Baird and Coke have 40 years of combined real estate industry experience. Please do not aggregate the experience of your executive officers. Please revise your disclosure here and elsewhere throughout the prospectus.

11. We note your disclosure here and in the business section regarding the deep industrial real estate experience of your executive officers and demonstrated track record. Please balance this disclosure, as appropriate, with discussion of any major adverse business developments with respect to AMB.

12. We note your disclosure that "the total return to AMB stockholders was 313%, outperforming the 285% total return for the MSCI U.S. REIT Index over the same period." Please describe this index in more detail and how it is comparable to AMB. We may have further comment.

Risk Factors

 The availability and timing of cash distributions is uncertain, page 15

13. If it is your intent to use offering proceeds to pay distributions, please state so here and elsewhere in the prospectus, as appropriate, including the cover page of the prospectus and the distribution section. In addition, please discuss the effect this would have on your funds available for investment and investors' return.

Our Business

Our Company, page 43

14. Please define and clarify what you mean by "infill locations."

15. We refer to your disclosure in the paragraph beginning with "[t]he founding members of our management team …." The disclosure implies that you have senior executive officers in addition to Messrs. Baird and Coke. Please revise your disclosure here and elsewhere to clarify the composition of your senior executive team and identify any additional officers in the management section of the prospectus, if appropriate.

16.   Please disclose the number of employees that you currently have. If your only employees are Messrs. Baird and Coke, please revise your prospectus to clarify this fact. Furthermore, please clarify when you expect to hire additional employees.

Market Opportunities, page 43

17.   We refer to Chart 1 on page 44 and note that it includes all property types. Please include a comparable chart, if available, for industrial properties.

18.   We refer to Chart 5 on page 46. Please clarify if it is your intent to only invest in markets included in the "targeted markets" list. We note, for example, that certain cities included in the "all other U.S. markets" list appear to fall within your target geographic regions.

19.   We refer to Chart 6 on page 47 of historical industrial cap rates. Please list the companies or index on which this data is based.

Our Investment Strategy, page 48

20.   We note your disclosure that you intend to invest in several types of industrial real estate, including warehouse/distribution, flex, and trans-shipment. Please discuss these properties in greater detail.

21.   We refer to your statement on page 49, as repeated elsewhere in the prospectus, that you expect the majority of your investments will be equity interests. Please clarify this investment strategy. For example, clarify if it is your investment strategy to purchase debt secured by industrial properties or whether you intend to acquire other corporations that own industrial properties. Also disclose your anticipated holdings in each target asset class.

22.   Please include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income. Refer to Item 13(a)(5) of Form S-11.

23.   Please disclose in greater detail the company's intended holding period for the properties.

Our Investment Process

Asset Management, page 50

24.   We note that you intend to use third-party managers for day-to-day property management. Please revise your disclosure to briefly describe the terms of typical management contracts, describe how the terms of management contracts that are cancelable on short notice would differ and discuss whether there are any increased costs or additional risks with such contracts. Also discuss the types of fees that would typically be paid to third-party managers under these agreements.

Management, page 53

25.   Please state the minimum number of directors that you are required to have under Maryland General Corporation Law.

Compensation Discussion and Analysis, page 58

26.   We note your disclosure on page 62 that executive officers will receive long-term incentive compensation based on certain performance measurements. Please disclose in greater detail the performance measurements, including any targets.

Principal Stockholders, page 64

27.   Please include the 500 shares issued to each of Mr. Baird and Mr. Coke. As applicable, you may include a footnote to the table that states that such shares will be repurchased by the company upon the completion of the offering.

Policies with Respect to Certain Activities, page 66

28.   Please revise this section to describe the company's policies regarding the activities listed in Item 12 of Form S-11 or advise.

29.   Please discuss in this section and elsewhere as appropriate whether the company could or intends to enter into agreements with third party managers that are affiliates of the company or its officers or directors.

Our Financing Policy, page 67

30.   We note that you anticipate using a revolving credit facility to finance future acquisitions. To the extent that the relevant terms of such facility is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Description of Capital Stock

Common Stock, page 70

31.   The statement that the common stock when issued will be "duly authorized, validly issued, fully paid and nonassessable" is a legal conclusion that you are not qualified to make. Please either attribute this statement to counsel and file counsel's consent to be named in this section or delete it.

Material Federal Income Tax Considerations, page 83

32.   We note your statement that Goodwin Proctor LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Financial Statements and Notes

Note 2 – Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

33.   Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.   These amounts should include the out-of-pocket expenses of Terreno Capital Partners LLC that has been incurred on your behalf and will be reimbursed from the proceeds of this offering.

Exhibit Index

34.   Please submit all exhibits as early as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

35.   Please file your current Articles of Incorporation and Bylaws. In addition, we note that you intend to file the form of your 2010 Equity Incentive Plan. Explain why you are not able to file the final document prior to effectiveness of the registration statement.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gilbert G. Menna, Esq.
        Ettore A. Santucci, Esq.
        Suzanne D. Lecaroz, Esq.
        Goodwin Proctor LLP
        Via facsimile (617) 523-1231